Exhibit 5.1

                               FIRST AMENDMENT TO

                  PHOENIX MULTI-SECTOR FIXED INCOME FUND, INC.
                              MANAGEMENT AGREEMENT

     THIS AMENDMENT made effective as of the 1st day of January, 1994 by and between PHOENIX MULTI-SECTOR FIXED INCOME FUND, INC. f/k/a National Multi-Sector Fixed Income Fund, Inc. (hereinafter called the "Fund") and NATIONAL SECURITIES & RESEARCH CORPORATION (hereinafter called "Manager").

                                    Preamble
                                    --------

     The Fund and the Manager have entered into a certain Management Agreement dated May 14, 1993 (the "Agreement") wherein the Manager agreed inter alia, to provide its advice and assistance to the Fund in exchange for which the Fund agreed to pay a prescribed fee to the Manager.

     On June 30, 1993, the Board of Directors of the Fund approved an amendment to the Fund's Articles of Incorporation changing the name of the Fund to Phoenix Multi-Sector Fixed Income Fund, Inc. At a special meeting of shareholders of the Fund held on December 23, 1993, the requisite majority of shareholders of the ratified the foregoing amendment.

     On August 25, 1993, the Board of Directors of the Fund also approved an amendment reducing the management fees payable to the Manager to a monthly fee equivalent to the annual rate of 0.55% of the Fund's average daily net assets up to $1 billion, 0.50% of the Fund's average daily net assets from $1 to $2 billion, and 0.45% of the Fund's average daily net assets in excess of $2 billion.

     Accordingly, parties intend to amend the Agreement to reflect the present name of the Fund and the revised management fees payable to the Manager.

     NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the parties mutually agree that the Agreement is hereby revised as follows:

     1. Any and all references to "National Multi-Sector Fixed Income Fund, Inc." are hereby deleted and "Phoenix Multi-Sector Fixed Income Fund, Inc." is substituted therefor.

     2. Paragraph numbered 8 of the Agreement is hereby deleted and the following is inserted in lieu thereof:

     As compensation to the Manager, the Fund will pay the Manager a management fee equivalent to the annual rate of 0.55% of the Fund's average daily net assets up to $1 billion, 0.50% of the Fund's average daily net assets from $1 to $2

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     billion, and 0.45% of the Fund's average daily net assets in excess of $2 billion. the Manager's fee will be accrued daily against the value of the Fund's net assets and will be payable by the Fund on the last business day of each month.

     Except as herein modified, all other terms and provisions set forth in the Agreement shall be and remain in full force and effect.

     IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their officers thereunto duly authorized as of the day and year first above written.


                        PHOENIX MULTI-SECTOR FIXED INCOME FUND, INC.


                        By:     /s/ Philip R. McLoughlin
                                --------------------------------------------
                        Name:   Philip R. McLoughlin
                        Title:  President

Attest:


By: /s/ Richard Wirth
    --------------------------------------------
    Richard Wirth
    Asst. Secretary

                         NATIONAL SECURITIES & RESEARCH CORPORATION

                         By:    /s/ Michael Haylon
                                --------------------------------------------
                         Name:  Michael  Haylon
                         Title: Vice President
Attest:
By: /s/ Patricia O. McLaughlin
    --------------------------------------------
    Patricia O. McLaughlin
    Assistant Secretary





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